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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*


                            Compuware Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                 205638-10-9
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


Peter Karmanos, Jr., 31440 Northwestern Highway, Farmington Hills, MI 48334
                                (248) 737-7300
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                              September 30, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  205638-10-9                                        PAGE 2 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D June 17, 1975
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    20,850,223
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,706,215
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,850,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN,00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 3 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter Karmanos, Jr. Stock Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Untied States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,605,601
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,605,601
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 4 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Debra Glendening Karmanos
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    524,821
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     524,821
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 5 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D August 8, 1974
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,975,536
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,975,536
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN,00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 6 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    T. Thewes 1995 U/A 3/29/95
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,114,760
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,114,760
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 7 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thewes Charitable Annuity Lead Trust U/A/D 4/2/97
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    800,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 8 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas Thewes Charitable Annuity Lead Trust U/A 6/9/98
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    200,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                         PAGE 9 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph A. Nathan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    998,862
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,862
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 10 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Walter James Prowse, III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D December 10, 1985
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,696,020
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,696,020
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN,00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                       PAGE 11 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D April 24, 1986
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    205,436
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     205,436
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN,00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 12 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Allen B. Cutting Living Trust U/A/D August 3, 1978, by Joan L. Cutting and Comerica Bank-Detroit, as trustees
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    761,814
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     761,814
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                       PAGE 13 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joan L. Cutting Trust dated January 5, 1993, by Joan L. Cutting, as trustee
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    821,122
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     821,122
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 14 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Allen B. Cutting Foundation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    320,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     320,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Foundation)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 15 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Long Family Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    47,864
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,864
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 16 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Long Family Charitable Remainder Unitrust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    11,472
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,472
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 17 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William D. and Kay K. Long Charitable Remainder Unitrust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.001%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  205638-10-9                                       PAGE 18 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Family Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0004%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                       PAGE 19 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Family Charitable Remainder Unitrust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                       PAGE 20 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    General Atlantic Partner II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                        PAGE 21 OF 44 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Compuware Corporation, a Michigan corporation (the "Company"). The principal executive address of the Company is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by a group, as defined in Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are as follows:

         Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D dated June 17, 1975 (the "Karmanos Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Karmanos' present principal occupation is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Karmanos is a citizen of the United States of America.

         Peter Karmanos, Jr. Stock Limited Partnership dated February 7, 1996 (the "Karmanos Partnership"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. The Karmanos Partnership was established to hold certain assets for the benefit of Mr. Karmanos' family.

         Debra Glendening Karmanos, ("Glendening Karmanos"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mrs. Karmanos is the wife of Peter Karmanos, Jr. Mrs. Karmanos is a citizen of the United States of America.

         Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D dated August 8, 1974 (the "Thewes Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Thewes is a Director of the Company. Mr. Thewes is a citizen of the United States of America.

         The T. Thewes 1995 Trust U/A 3/29/95 (the "Thewes 1995 Trust"), whose business address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1995 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1995 Trust is organized in Michigan.

         The Thewes Charitable Annuity Lead Trust U/A/D 4/2/97 (the "Thewes 1997 Trust"), whose business address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1997 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1997 Trust is organized in Michigan.

         The Thomas Thewes Charitable Annuity Lead Trust UA 6/9/98 (the "Thewes 1998 Trust") whose business address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1998 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1998 Trust is organized in Michigan.

         Joseph A. Nathan, whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Nathan's present principal occupation is President and Chief Operating Officer of the Company. Mr. Nathan is a citizen of the United States of America.

         Walter James Prowse III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D dated December 10, 1985 (the "Prowse Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Prowse's present principal occupation is Senior Vice President of the Company. Mr. Prowse is a citizen of the United States of America.

         Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D dated April 24, 1986 (the "Lobsinger Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Lobsinger resigned as a Director of the Company on January 10, 1996. Mr. Lobsinger continues to be a member of the group, but is neither an employee nor a director of the Company. Mr. Lobsinger is a citizen of the United States of America.

         The Allen B. Cutting Living Trust U/A/D dated August 3, 1978 (the "Cutting Trust"), by Joan L. Cutting and Comerica Bank-Detroit, as trustees. The Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The Cutting Trust was established by Allen B. Cutting to hold certain assets for the benefit of his wife, Joan Cutting. The Cutting Trust is organized in Michigan.

         The Joan L. Cutting Trust dated January 5, 1993 (the "J. Cutting Trust") by Joan L. Cutting, as trustee. The J. Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The J. Cutting Trust was established to hold certain assets for the benefit of its trustee, Joan Cutting. The J. Cutting Trust is organized in Michigan.

         The Allen B. Cutting Foundation dated October 30, 1996 (the "Cutting Foundation") by William Vanover, Registered Agent. The Cutting Foundation's business address is 838 Long Lake Road, Suite 100, Bloomfield Hills, Michigan 48302. The Cutting Foundation was established to hold certain assets for charitable purposes.

         The Long Family Trust (the "Long Family Trust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The Long Family Trust was established to hold certain assets for the benefit of members of the Long family. The Long Family Trust is organized in California.

         The Long Family Charitable Remainder Unitrust (the "Long Unitrust"), whose residence address is c/o The New Horizons Foundation, Inc., Pamela Oppliger, Administrator, 3820 North 30th Street, Colorado Springs, Colorado 80934. The Long Unitrust was established to hold certain assets for general charitable purposes. The Long Unitrust is organized in California.

         The William D. and Kay K. Long Charitable Remainder Unitrust (the "W. and K. Long Unitrust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The W. and K. Long Unitrust was established to hold certain assets for the benefit of members of the Long family. The W. and K. Long Unitrust is organized in California.

         The Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991, by Edward F. Harris and Sandra E. Harris, or their successors, as trustees, has been renamed the Harris Family Trust (the "Harris Family Trust"). The Harris Family Trust's residence address is 5541 Country Club Parkway, San Jose, California 95138. The Harris Family Trust was established to hold certain assets for the benefit of certain members of the Harris family. The Harris Family Trust is organized in California.

         The Harris Family Charitable Remainder Unitrust dated October 19, 1993 (the "Harris Unitrust"), whose residence address is c/o Moritz & Associates, Inc., V. William Moritz, Administrator, 4570 Hilton Parkway, Suite 103, Colorado Springs, Colorado. The Harris Unitrust was established for general charitable purposes. The Harris Unitrust is organized in California.

         General Atlantic Partners II, L.P. ("GAP II"), whose business address is c/o General Atlantic Services Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP II is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP II is organized in Delaware. The general partner of GAP II is General Atlantic Partners, LLC ("GAP LLC"), a Delaware limited liability company, whose business address is c/o General Atlantic Services Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP-Amsterdam Partners, L.P. ("GAP-Amsterdam") has been dissolved. GAP-Compuware Partners, L.P. ("GAP-Compuware") has been dissolved.

         None of the members of the group has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 12 is being filed as a result of transactions, including both acquisitions and dispositions, of the Company's Common Stock, as described in Item 5(c).

         Mr. Karmanos, Mr. Thewes, Mr. Lobsinger, Mr. Prowse, Mr. Nathan and the Cutting Trust acquired the shares beneficially owned by them at various times from April 1973 through November 1992 for consideration which did not exceed $1,203,252 in the aggregate and the source of which was their own personal funds. Of the shares of Common Stock beneficially owned by GAP II and GAP-Compuware, an aggregate of 5,876,371 shares of Common Stock were acquired by them on December 15, 1992 upon the conversion and redemption of 729,395 shares of the Company's Convertible Participating Preferred Stock, which shares of Convertible Participating Preferred Stock were acquired from the Company in November 1989 for the aggregate consideration of approximately $30,000,000, the source of which was their working capital (GAP II and GAP-Compuware subsequently sold an aggregate of 2,130,000 of these shares of Common Stock in the IPO). GAP II and GAP-Compuware acquired the remaining 1,411,270 shares of Common Stock beneficially owned by them in June 1990 at a price per share of $4.33, the source of which was their own working capital. The Long Family Trust, the Long Unitrust and the Harris Family Trust acquired the shares of Common Stock beneficially owned by each of them in August 1990 and January 1991 as a result of a merger of the Company and Centura Software which occurred in August 1990. The Karmanos Partnership, Glendening Karmanos, Thewes 1995 Trust, Thewes 1997 Trust, W. and K. Long Unitrust, Harris Unitrust, J. Cutting Trust, Cutting Foundation and General Atlantic Partners became members of the group when shares held by original group members were transferred. GAP-Amsterdam became a member of the group when the Company acquired all of the stock of Uniface Holding, B.V., a Netherlands corporation ("Uniface"). GAP-Amsterdam 's shares in Uniface were exchanged for shares in the Company pursuant to the terms of the Exchange Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         All of the members of the group except Glendening Karmanos and the Thomas Thewes 1998 Trust have agreed, pursuant to two separate shareholder agreements described in greater detail in Item 6 below, to grant to Peter Karmanos, Jr. the power to vote the shares of Common Stock which they own for a period of ten years beginning on the effective date of the IPO Registration Statement, which date was December 15, 1992. In the event that Mr. Karmanos shall die before the end of such ten year period, Mr. Thomas Thewes, if he survives Mr. Karmanos, shall receive the right to vote the group's shares of Common Stock for the remainder of such period. Glendening Karmanos and the Thewes 1998 Trust have agreed, pursuant to separate shareholder agreements described in greater detail in Item 6 below, to grant to Peter Karmanos, Jr. the power to vote the shares of Common Stock which they own. As a result of such proxies, Mr. Karmanos now controls the vote of approximately 10.1% of the issued and outstanding shares of Common Stock (11.2% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

         Mr. Karmanos and Mr. Thewes are the founders of the Company. The other group members have worked with or for or have been shareholders of the Company for a significant period of time. As a result of such association, the group members share certain common views regarding the Company and its direction for the future. Thus, the purpose of granting such proxies to Mr. Karmanos was to enable him to exercise voting control over the affairs of the Company in order that these common views could effectively be put into place.

         As to item 5(c), Mr. Lobsinger acquired shares of the Company's Common Stock on the open market since September 30, 1996. To the best of the undersigned's knowledge neither Mr. Lobsinger nor any member of the group has any present intention, other than in the ordinary course of business, of engaging in any of the following types of activities:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, although various members of the group are free to sell in open market transactions or make gifts, should they so desire, from time to time and have indicated they may do so if they decide the time and/or market price, are in their view appropriate;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation or bylaws which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, beneficially owns 20,850,223 shares of Common Stock (which includes 2,382,188 shares subject to stock options held by Mr. Karmanos and members of the group exercisable within 60 days of the date of this Schedule 13D) or 11.2% of the issued and outstanding shares of Common Stock. The Karmanos Partnership beneficially owns 5,605,601 shares of Common Stock or 3.1% of the issued and outstanding shares of Common Stock. Glendening Karmanos beneficially owns 524,821 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock. Thomas Thewes, individually and as Trustee of the Thewes Trust, beneficially owns 3,975,536 shares of Common Stock or 2.2% of the issued and outstanding shares of Common Stock. The Thewes 1995 Trust beneficially owns 1,114,760 shares of Common Stock (which includes 55,000 shares subject to stock options held by the Thewes 1995 Trust exercisable within 60 days of the date of this schedule 13D) or 1.0% of the issued and outstanding shares of Common Stock. The Thewes 1997 Trust beneficially owns 800,000 shares of Common Stock or 0.4% of the issued and outstanding shares of Common Stock. The Thewes 1998 Trust beneficially owns 200,000 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock. Joseph A. Nathan beneficially owns 998,862 shares of Common Stock (which includes 869,588 shares subject to stock options held by Mr. Nathan exercisable within 60 days of the date of this Schedule 13D) or 0.5% of the issued and outstanding shares of Common Stock. Walter James Prowse III, individually and as Trustee of the Prowse Trust, beneficially owns 1,696,020 shares of Common Stock (which includes 666,800 shares subject to stock options held by Mr. Prowse exercisable within 60 days of the date of this schedule 13D) or 0.9% of the issued and outstanding shares of Common Stock. Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, beneficially owns 205,436 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock. The Cutting Trust beneficially owns 761,814 shares of Common Stock or 0.4% of the issued and outstanding shares of Common Stock. The J. Cutting Trust beneficially owns 821,122 shares of Common Stock or 0.4% of the issued and outstanding shares of Common Stock. The Cutting Foundation beneficially owns 320,000 shares of Common Stock or 0.2% of the issued and outstanding shares of Common Stock. The Long Family Trust beneficially owns 47,864 shares of Common Stock or 0.03% of the issued and outstanding shares of Common Stock. The Long Unitrust beneficially owns 11,472 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock. The W. and K. Long Unitrust beneficially owns 5,000 shares of Common Stock or 0.001% of the issued and outstanding shares of Common Stock. The Harris Family Trust beneficially owns 700 shares of Common Stock or 0.0004% of the issued and outstanding shares of Common Stock. The Harris Unitrust beneficially owns no shares of Common Stock. GAP II beneficially owns no shares of Common Stock. GAP LLC beneficially owns no shares of Common Stock. The group beneficially owns 20,850,223 shares of Common Stock in the aggregate (which includes 2,382,188 shares subject to stock options held by members of the group exercisable within 60 days of the date of this Schedule 13D) or 11.2% of the issued and outstanding shares of Common Stock.

         (b) Other than Mr. Karmanos (who has the sole power to vote all of the shares beneficially owned by him), none of the members of the group have any voting power with respect to the shares beneficially owned by them. Mr. Karmanos has the sole power to dispose of or direct the disposition of 3,706,215 shares of the Common Stock beneficially owned by him, the Karmanos Partnership has the sole power to dispose of or direct the disposition of 5,605.601 shares of the Common Stock beneficially owned by it, Mr. Thewes has the sole power to dispose of or direct the disposition of 6,145,296 shares of the Common Stock beneficially owned by him (which includes 3,975,536 shares beneficially owned by the Thewes Trust, 1,169,760 shares beneficially owned by the Thewes 1995 Trust, 800,000 shares beneficially owned by the Thewes 1997 Trust and 200,000 shares held by the Thewes 1998 Trust), Mr. Nathan has the sole power to dispose of or direct the disposition of 998,862 shares of the Common Stock beneficially owned by him, and Mr. Prowse has the sole power to dispose of or direct the disposition of 1,696,020 shares of the Common Stock beneficially owned by him. All other members of the group have the sole power to dispose of or direct the disposition of all shares beneficially owned by each of them.

         (c) The following transfers were made by members of the group:

         - On October 2, 1997 the Karmanos Trust disposed of by gift 67 shares of Common Stock. On October 14, 1997 the Karmanos Trust disposed of by gift 214 shares of Common Stock. On November 13, 1997 the Karmanos Trust acquired, through the exercise of stock options, 50,000 shares of Common Stock. On November 13, 1997 the Karmanos Trust disposed of by sale on the open market 50,000 shares of Common Stock at $30.75 and $30.875 per share for an aggregate consideration of $1,539,375.00. On November 14, 1997 the Karmanos Trust acquired, through the exercise of stock options, 108,500 shares of Common Stock. On November 14, 1997 the Karmanos Trust disposed of by sale on the open market 108,500 shares of Common Stock at prices between $31.00 and $34.00 per share for an aggregate consideration of $3,544,062.50. On November 18, 1997 the Karmanos Trust acquired, through the exercise of stock options, 54,000 shares of Common Stock. On November 18, 1997 the Karmanos Trust disposed of by sale on the open market 54,000 shares of Common Stock at prices between $35.125 and $35.375. On December 5, 1997 the Karmanos Trust disposed of by gift 2,685 shares of Common Stock. On December 22, 1997 the Karmanos Trust disposed of by gift 166 shares of Common Stock. On January 9, 1998 the Karmanos Trust disposed of by gift 91,933 shares of Common Stock. On February 9, 1998 the Karmanos Trust disposed of by gift 248 shares of Common Stock. On March 18, 1998 the Karmanos Trust received a distribution of 2,040 shares of Common Stock from TCV II (Q), L.P. Mr. Karmanos was a limited partner of TCV II , whose General Partner held an interest in NuMega Software. NuMega Software was acquired by the Company effective December 12, 1997. On April 14, 1998 the Karmanos Trust acquired 652,677 shares of Common Stock from the Karmanos Partnership. On May 21, 1998 the Karmanos Trust disposed of by gift 333 shares of Common Stock. On June 10, 1998 the Karmanos Trust disposed of by gift 20 shares of Common Stock

             On June 8, 1998 the Karmanos Trust acquired, through the exercise of stock options, 1,114,000 shares of Common Stock. Mr. Karmanos acquired 781 shares of Common Stock through the Company's Global Employee Stock Purchase Plan for the period ended June 30, 1998.


         - On April 14, 1998 the Karmanos Partnership disposed of by transfer, to various entities reported on Mr. Karmanos's Form 4, 652,677 shares of Common Stock.

         - On November 4, 1997 the Thewes Trust disposed of by gift 1,000 shares of Common Stock. On December 11, 1997 the Thewes Trust acquired by transfer from the Thewes 1995 Trust 625,000 shares of Common Stock. On December 30, 1997 the Thewes Trust acquired by transfer 650,000 shares of Common Stock. On January 23, 1998 the Thewes Trust disposed of by gift 100,000 shares of Common Stock. On April 7, 1998 the Thewes Trust disposed of by gift 20,000 shares of Common Stock. On June 10, 1998 the Thewes Trust disposed of by transfer to the Thewes 1998 Trust 200,000 shares of Common Stock. On June 25, 1998 the Thewes Trust disposed of by gift 100,000 shares of Common Stock. On July 21, 1998 the Thewes Trust disposed of by gift 2,000 shares of Common Stock. On September 18, 1998 the Thewes Trust acquired by transfer from the Thewes 1995 Trust 1,000,000 shares of Common Stock.

         - On April 2, 1997 the Thewes 1995 Trust disposed of by gift 5,000 shares of Common Stock. On April 4, 1997 the Thewes 1995 Trust disposed of by transfer to the Thewes 1997 Trust 110,000 shares of Common Stock. Both of the prior dispositions should have been reported on Amendment No. 11 to Schedule 13D. On October 22, 1997 the Thewes 1995 Trust disposed of by sale on the open market 25,000 shares of Common Stock at $66.25 per share for an aggregate consideration of $1,656,250. On November 14, 1997 the Thewes 1995 Trust disposed of by sale on the open market 110,000 shares of Common Stock at prices between $31.0620 and $32.25 per share for an aggregate consideration of $3,778,737.50. On November 17, 1997 the Thewes 1995 Trust disposed of by sale on the open market 10,000 shares of Common Stock at $31.25 per share for an aggregate consideration of $312,500. On December 11, 1997 the Thewes 1995 Trust disposed of by transfer to the Thewes 1974 Trust 625,000 shares of Common Stock. On December 30, 1997 the Thewes 1995 Trust disposed of by transfer to the Thewes 1974 Trust 650,000 shares of Common Stock. On September 18, 1998 the Thewes 1995 Trust disposed of by transfer to the Thewes 1974 Trust 1,000,000 shares of Common Stock.

         - On April 4, 1997 the Thewes 1997 Trust acquired by transfer from the Thewes 1995 Trust 110,000 shares of Common Stock. This disposition should have been reported on Amendment No. 11 to
             Schedule 13D.

         - On October 23,1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at $65.75 per share. On October 27, 1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at $59.94 per share. On October 28, 1997 Mr. Lobsinger acquired by purchase on the open market 5,000 shares of Common Stock at $60.88 per share. On October 31, 1997 Mr. Lobsinger sold on the open market 7,500 shares of Common Stock at $66.00 per share for an aggregate consideration of $495,000.00. On November 3, 1997 Mr. Lobsinger sold on the open market 7,500 shares of Common Stock at prices of $67.38 and $67.50 per share for an aggregate consideration of $505,950.00. On November 7, 1997 Mr. Lobsinger acquired by purchase on the open market 2,000 shares of Common Stock at $30.75 per share. On November 12, 1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at $30.00 per share. On November 17, 1997 Mr. Lobsinger sold on the open market 90,000 shares of Common Stock at prices between $34.75 and $35.75 for an aggregate consideration of $3,173,935.00. On November 18, 1997 Mr. Lobsinger sold on the open market 65,000 shares of Common Stock at prices between $35.13 and $36.00 per share for an aggregate consideration of $2,313,810.00. On December 10, 1997 Mr. Lobsinger acquired by purchase on the open market 40,000 shares of Common Stock at prices between $33.88 and $34.13 per share. On December 11, 1997 Mr. Lobsinger acquired by purchase on the open market 40,000 shares of Common Stock at $32.21 per share. On December 12, 1997 Mr. Lobsinger acquired by purchase on the open market 17,500 shares of Common Stock at prices between $30.88 and $31.88 per share. On December 15, 1997 Mr. Lobsinger acquired by purchase on the open market 30,000 shares of Common Stock at prices between $28.69 and $29.56. On December 22, 1997 Mr. Lobsinger acquired by purchase on the open market 5,000 shares of Common Stock at prices of $30.00 and $30.13 per share. On January 8, 1998 Mr. Lobsinger sold on the open market 32,500 shares of Common Stock at $36.91 per share for an aggregate consideration of $1,199,575.00. On January 9, 1998 Mr. Lobsinger acquired by purchase on the open market 25,000 shares of Common Stock at $33.29 per share. On January 12, 1998 Mr. Lobsinger acquired by purchase on the open market 2,000 shares of Common Stock at $31.88 per share. On January 21, 1998 Mr. Lobsinger sold on the open market 10,000 shares of Common Stock at $40.75 per share for an aggregate consideration of $407,500.00. On February 2, 1998 Mr. Lobsinger sold on the open market 20,000 shares of Common Stock at $40.00 per share for an aggregate consideration of $810,000.00. On February 3, 1998 Mr. Lobsinger sold on the open market 60,000 shares of Common Stock at prices between $40.38 and $40.75 per share for an aggregate consideration of 2,435,750.00. On February 9, 1998 Mr. Lobsinger sold on the open market 37,000 shares of Common Stock at prices between $42.38 and $42.88 per share for an aggregate consideration of 1,577,760.00. On March 3, 1998 Mr. Lobsinger acquired by purchase on the open market 13,000 shares of Common Stock at prices of $41.75 and $42.00 per share. On March 4, 1998 Mr. Lobsinger acquired by purchase on the open market 7,000 shares of Common Stock at a price of $41.75 per share. On March 5, 1998 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at a price of $40.38 per share. On March 13, 1998

             Mr. Lobsinger sold on the open market 30,000 shares of Common Stock at a price of $46.15 per share for an aggregate consideration of $1,384,500.00. On April 7, 1998 Mr. Lobsinger acquired 5,000 shares of Common Stock at a price of $46.13 per share. On March 27, 1998 Mr. Lobsinger acquired 60,000 shares of Common Stock at a price of $44.46 per share. On May 6, 1998 Mr. Lobsinger acquired 10,000 shares of Common Stock at a price of $45.56 per share. On May 7, 1998 Mr. Lobsinger acquired 20,000 shares of Common Stock at prices of $43.25 and $44.34 per share. On June 16, 1998 Mr. Lobsinger sold on the open market 95,000 shares at a price of $45.20 per share for an aggregate consideration of $4,294,000.00. On July 20, 1998 Mr. Lobsinger sold on the open market 102,500 shares of Common Stock at prices between $55.00 and $55.75 per share for an aggregate consideration of $5,660,625.00. On July 21, 1998 Mr. Lobsinger sold on the open market 50,000 shares of Common Stock at prices of $56.00 and $56.25 per share for an aggregate consideration of $2,806,250.00. On July 22, 1998 Mr. Lobsinger sold on the open market 47,500 shares of Common Stock at prices between $57.00 and $58.38 per share for an aggregate consideration of $2,757,182.50. On July 29, 1998 Mr. Lobsinger acquired by purchase on the open market 25,000 shares of Common Stock at prices of $54.75 and $54.88 per share. On August 3, 1998 Mr. Lobsinger acquired by purchase on the open market 45,000 shares of Common Stock at prices of $52.125 and $52.25 per share. On August 4, 1998 Mr. Lobsinger acquired by purchase on the open market 30,000 shares of Common Stock at prices between $50.625 and $52.00 per share. On August 5, 1998 Mr. Lobsinger acquired by purchase on the open market 25,000 shares of Common Stock at prices between $47.625 and $48.625 per share. On August 7, 1998 Mr. Lobsinger disposed of by sale on the open market 87,500 shares of Common Stock at prices of $53.625 and $53.75 per share for an aggregate consideration of $4,290,000.00. On August 7, 1998 Mr. Lobsinger acquired by purchase on the open market 27,500 shares of Common Stock at prices of $50.125 and $50.50 per share. On August 10, 1998 Mr. Lobsinger disposed of by sale on the open market 30,000 shares of Common Stock at a price of $54.375 per share for an aggregate consideration of $1,631,250.00. On August 13, 1998 Mr. Lobsinger disposed of by sale on the open market 35,000 shares of Common Stock at a price of $54.125 per share for an aggregate consideration of $1,894,375.00. On August 27, 1998 Mr. Lobsinger acquired by purchase on the open market 120,000 shares of Common Stock at a price of $52.6771 per share. On August 28, 1998 Mr. Lobsinger acquired by purchase on the open market 60,000 shares of Common Stock at a price of $49.630 per share. On August 31, 1998 Mr. Lobsinger acquired by purchase on the open market 60,000 shares of Common Stock at prices between $46.125 and $48.5625 per share. On September 8, 1998 Mr. Lobsinger disposed of by sale on the open market 70,000 shares of Common Stock at a price of $54.817 for an aggregate consideration of $3,837,190.00. On September 9, 1998 Mr. Lobsinger disposed of by sale on the open market at total of 30,000 shares of Common Stock at prices between $55.00 and $55.125 per share for an aggregate consideration of $1,655,625.00. On September 14, 1998 Mr. Lobsinger disposed of by sale on the open market a total of 140,000 shares of Common Stock at a price of $57.6205 per share for an aggregate consideration of $8,066,870.00. On September 23, 1998 Mr. Lobsinger disposed of by sale on the open market a total of 100,000 shares of Common Stock at prices between $60.625 and $61.250 for an aggregate consideration of $6,084,375.00.

         - On September 9, 1997 the Cutting Trust disposed of by transfer to the J. Cutting Trust 70,000 shares of Common Stock. This disposition should have been reported on Amendment No. 11 to
             Schedule 13D. On March 12, 1998 the Cutting Trust disposed of by transfer to the J. Cutting Trust 138,186 shares of Common Stock.

         - On February 2, 1998 the J. Cutting Trust disposed of by sale on the open market 35,000 shares of Common Stock at an average price of $40.1022 per share for an aggregate consideration of $1,403,577. On March 12, 1998 the J. Cutting Trust disposed of by sale on the open market 50,000 shares of Common Stock at prices between $44.125 and $46.00 per share for an aggregate consideration of $2,232,125. On March 12, 1998 the J. Cutting Trust acquired from the Cutting Trust 138,186 shares of Common Stock. On June 22, 1998 the J. Cutting Trust disposed of by transfer to the Cutting Foundation 130,000 shares of Common Stock. On September 11, 1998 the J. Cutting Trust disposed of by sale on the open market 50,000 shares of Common Stock at prices between $55.00 and 55.50 per share for an aggregate consideration of $2,761,200.00. On September 14, 1998 the
             J. Cutting Trust disposed of by sale on the open market 50,000 shares of Common Stock at a price of $58.039 per share for an aggregate consideration of $2,901,950.00. On September 25, 1998 the
             J. Cutting Trust disposed of by sale on the open market 50,000 shares of Common Stock at $60.0875 per share for an aggregate consideration of $3,004,375.00.

         - On June 22, 1998 The Cutting Foundation acquired by transfer from the J. Cutting Trust 130,000 shares of Common Stock. On September 25, 1998 The Cutting Foundation disposed of by sale on the open market 20,000 shares of Common Stock at a price of $60.50 Per share for an aggregate consideration of $1,210,000.00.

         - On November 5, 1997 Mr. Nathan Acquired, through the exercise of stock options, 5,000 shares of Common Stock. On November 5, 1997 Mr. Nathan disposed of by sale on the open market 5,000 shares of Common Stock at $34.00 per share for a consideration of $170,000. on November 6, 1997 Mr. Nathan acquired, through the exercise of stock options, 12,500 shares of Common Stock. On November 6, 1997 Mr. Nathan disposed of by sale on the open market 12,500 shares of Common Stock at prices between $32.375 and $33.75 per share for an aggregate consideration of $410,750. On November 7, 1997 Mr. Nathan acquired, through the exercise of stock options, 25,000 shares of Common Stock. On November 7, 1997 Mr. Nathan disposed of by sale on the open market 25,000 shares of Common Stock at prices between $31.375 and $31.75 per share for an aggregate consideration of $158,750. On November 10, 1997 Mr. Nathan acquired, through the exercise of stock options, 29,500 shares of Common Stock. On November 10, 1997 Mr. Nathan Disposed of by sale on the open market 29,500 shares of Common Stock at prices between $32.25 and $32.75 per share for an aggregate consideration of $955,750. On November 25, 1997 Mr. Nathan acquired, through the exercise of stock options, 45,000 shares of common stock. On November 25, 1997 Mr. Nathan disposed of by sale on the open market 45,000 shares of common stock at prices between $34.75 and $35.875 per share for an aggregate consideration of $1,585,625. On November 25, 1997 Mr.

             Nathan disposed of by sale on the open market 4,000 shares of Common Stock at $35.50 per share Mr. Nathan disposed of by sale on the open market 6,000 shares of Common Stock at $35.00 per share for a consideration of $210,000. Mr. Nathan acquired 271 shares of Common Stock through the Company's Global Employee Stock Purchase Plan for the period ended December 31, 1997. On each of April 15, 1998 and April 30, 1998 Mr. Nathan received 4 shares of Common Stock to represent shares of Common Stock acquired through a contest held by the Company. On May 6, 1998 Mr. Nathan acquired, through the exercise of stock options, 100,000 shares of Common Stock. On May 6, 1998 Mr. Nathan disposed of by sale on the open market 100,000 shares of Common Stock at prices between $45.375 and $46.125 per share for an aggregate consideration of $4,584,375. Mr. Nathan acquired 781 shares of Common Stock through the Company's Global Employee Stock Purchase Plan for the period ended June 30, 1998. On July 23, 1998 Mr. Nathan acquired, through the exercise of stock options, 81,000 shares of Common Stock. On July 23, 1997 Mr. Nathan disposed of by sale on the open market 81,000 shares of Common Stock at prices of $57.702 and 57.50 per share for an aggregate consideration of $4,667,600. On July 27, 1998 Mr. Nathan acquired, through the exercise of stock options, 19,000 shares of Common Stock. On July 27, 1998 Mr. Nathan disposed of by sale on the open market 19,000 shares of Common Stock at $57.5693 per share for an aggregate consideration of $1,093,816.70. On August 6, 1998 Mr. Nathan acquired, through the exercise of stock options, 2,000 shares of Common Stock. On September 14, 1998 Mr. Nathan acquired, though the exercise of stock options, 10,000 shares of Common Stock. On September 14, 1998 Mr. Nathan sold on the open market 10,000 of Common Stock at $57.75 per shares for an aggregate consideration of $577,500.00. On September 14, 1998 Mr. Nathan acquired, though the exercise of stock options, 37,750 shares of Common Stock. On September 14, 1998 Mr. Nathan disposed of a total of 18,538 shares of Common Stock by transfer to Compuware Corporation pursuant to the provisions of the Compuware Corporation Replacement Stock Option Program.

        - On November 19, 1997 Mr. Prowse acquired, through the exercise of stock options, 62,000 shares of Common Stock. On November 19, 1997 Mr. Prowse disposed of by sale on the open market 62,000 shares of Common Stock at prices between $35.50 per share and $35.875 per share for an aggregate consideration of $430,000. On November 20, 1997 Mr. Prowse acquired, through the exercise of stock option, 54,000 shares of Common Stock. On November 20, 1997 Mr. Prowse disposed of by sale on the open market 54,000 shares of Common Stock at prices between $36.125 per share and $37.375 per share for an aggregate consideration of $336,375. On November 25, 1997 Mr. Prowse acquired, through the exercise of stock options, 22,500 shares of Common Stock. On November 25, 1997 Mr. Prowse disposed of by sale on the open market, 22,500 shares of Common Stock at prices of $34.75 and $34.875 per share for an aggregate consideration of $783,125. On November 26, 1997 Mr. Prowse acquired, through the exercise of stock options, 42,500 shares of Common Stock. On November 26, 1997 Mr. Prowse disposed of by sale on the open market 42,500 shares of Common Stock at prices between $34.625 and $35.00 per share for an aggregate consideration of $1,482,500. On November 28, 1997 Mr. Prowse acquired, through the exercise of stock options, 31,186 shares of Common Stock. On November 28, 1997 Mr. Prowse disposed of by sale on the open market 31,186 shares of Common Stock at $34.875 per share for a consideration of $1,087,611.75. On December 1, 1997 Mr. Prowse acquired, through the exercise of stock options, 19,814 shares of Common Stock. On December 1, 1997 Mr. Prowse disposed of by sale on the open market 19,814 shares of Common Stock at prices of $32.13 and $35.375 per share for a consideration of $583,687.50. On December 29, 1997 Mr. Prowse disposed of by gift 4,900 shares of Common Stock. On May 11, 1998 Mr. Prowse acquired, through the exercise of stock options, 30,000 shares of Common Stock. On May 11, 1998 Mr. Prowse disposed of by sale on the open market 30,000 shares of Common Stock at prices of $45.00 and $45.50 per share for an aggregate consideration of $1,360,000. On May 13, 1998 Mr. Prowse acquired, through the exercise of stock options, 45,000 shares of Common Stock. On May 13, 1998 Mr. Prowse disposed of by sale on the open market 45,000 shares of Common Stock at prices between $44.00 and $44.25 per share for an aggregate consideration of $1,983,750. On May 14, 1998 Mr. Prowse acquired, through the exercise of stock options, 33,000 shares of Common Stock. On May 14, 1998 Mr. Prowse disposed of by sale on the open market 33,000 shares of Common Stock at prices between $44.125 and $44.375 per share for an aggregate consideration of $1,454,687.50. On August 14, 1998 Mr. Prowse acquired, through the exercise of stock options, 108,000 shares of Common Stock. On August 14, 1998 Mr. Prowse disposed of by sale on the open market 108,000 shares of Common Stock at $53.8466 per share for a consideration of $5,815,432.00.

         - On March 18, 1998 GAP Coinvestment Partners, L.P. ("GAPCO"), of which Mr. Grabe (a director of the Company) is a general partner, received a distribution of 1,213 shares of Common Stock from TCV II (Q), L.P.. GAPCO was a limited partner of TCV II , whose General Partner held an interest in NuMega Software. NuMega Software was acquired by the Company effective December 12, 1997. On August 5, GAPCO disposed of by sale on the open market 1,213 shares of Common Stock at $51.19 per share for an aggregate consideration $62,093.47.

         Other than the foregoing dispositions, there were no other transactions in Common Stock by any members of the group within the past 60 days.

         (d) No other person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 5, 1992, Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, Thomas Thewes, individually and as Trustee of the Thewes Trust, Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, W. James Prowse, individually and as Trustee of the Prowse Trust, Joseph A. Nathan, the Cutting Trust, the Long Family Trust, the Long Unitrust and the Harris Family Trust entered into a shareholder agreement pursuant to which they each granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a ten-year proxy to vote the shares of Common Stock held by them (11,753,737 shares in the aggregate, which includes 725,564 shares subject to options exercisable within 60 days of the date thereof) or acquired by them during the term of the agreement. In addition, on October 22, 1992, GAP II and GAP-Compuware entered into a shareholder agreement with Mr. Karmanos granting him a ten-year proxy to vote their shares of Common Stock (5,149,521 shares in the aggregate). Pursuant to both such agreements the proxies will be exercisable by Thomas Thewes if he survives Mr. Karmanos. Shareholders under both such agreements may sell their shares at any time in bona fide open market transactions free of the proxies granted to Mr. Karmanos. Under their agreement, GAP II and GAP-Compuware have also agreed for a ten-year period not to increase their ownership of Common Stock. In addition, pursuant to the agreement among the Company, Peter Karmanos, Jr., Thomas Thewes, GAP II and GAP-Compuware, in the event Peter Karmanos, Jr. dies or is declared mentally incompetent prior to October 22, 2002, then, if each of Thomas Thewes, on the one hand, and GAP II and GAP-Compuware, on the other hand, own in the aggregate 5% or more of the outstanding Common Stock of the Company, the selection of the Chief Executive Officer of the Company shall require the affirmative vote of at least 63% of the number of members of the Board of Directors.

         Such agreement also provides that GAP II and GAP-Compuware are entitled, for so long as they and their affiliates together shall hold in the aggregate at least five (5%) percent of the outstanding shares of Common Stock, to designate one director to the Board of Directors of the Company, and Mr. Karmanos and Mr. Thewes have agreed that they will vote their shares and the shares over which they hold proxies for the election of such director.

         On July 1, 1997 Glendening Karmanos entered into a shareholder agreement pursuant to which she granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a proxy to vote the 421,053 shares of Common Stock held by her. The term of the proxy continues until Peter Karmanos dies or is declared mentally incompetent.

         On June 9, 1998 the Thewes 1998 Trust entered into a shareholder agreement pursuant to which it granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a proxy to vote 200,000 shares of stock held by the Thewes 1998 Trust. The term of the proxy continues until Peter Karmanos, Jr. dies or is declared mentally incompetent.

         As a result of such shareholder agreements and as a result of Peter Karmanos Jr.'s beneficial ownership of other shares described herein, at the present time Peter Karmanos, Jr. has the power to vote 10.1% of the outstanding shares of Common Stock (11.2% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company and certain of its shareholders.*

         Exhibit B - Letter Agreement, dated October 22, 1992, among the Company, Peter Karmanos, Jr., Thomas Thewes, General Atlantic Partners II, L.P. and GAP - Compuware Partners, L. P.*

         Exhibit C - Compuware Corporation Voting Agreement, dated July 1, 1997, among Compuware Corporation, Peter Karmanos, Jr. and Debra Glendening Karmanos.**

         Exhibit D - Compuware Corporation Voting Agreement, dated June 9, 1998, among Compuware Corporation, Peter Karmanos, Jr. and Thomas Thewes.


*  Previously filed with the group's Schedule 13D dated December 31, 1992.

** Previously filed with the group's Schedule 13D dated September 30, 1997.

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date: October 19, 1998

                                                       /s/ PETER KARMANOS, JR.
                                                       --------------------------------------------------
                                                       Peter Karmanos, Jr., Individually and as Trustee
                                                       of the Peter Karmanos, Jr., Revocable Living
                                                       Trust U/A/D June 17, 1975


                                                       PETER KARMANOS, JR.
                                                       STOCK LIMITED PARTNERSHIP

                                                       By: /s/ PETER KARMANOS, JR.
                                                          -----------------------------------------------
                                                              Peter Karmanos, Jr., a General
                                                              Partner


                                                       /s/ DEBRA GLENDENING KARMANOS
                                                       --------------------------------------------------
                                                       Debra Glendening Karmanos


                                                       --------------------------------------------------
                                                       Thomas Thewes, Individually and as Trustee of
                                                       the Thomas Thewes Revocable Living Trust
                                                       U/A/D August 8, 1974



                                                       --------------------------------------------------
                                                       James E. Mulvoy, Trustee of the T. Thewes
                                                       1995 Trust U/A March 29, 1995



                                                       --------------------------------------------------
                                                       James E. Mulvoy, Trustee of the Thewes
                                                       Charitable Lead Annuity Trust U/A/D April 2, 1997



                                                       --------------------------------------------------
                                                       James E. Mulvoy, Trustee of the Thomas Thewes
                                                       Charitable Annuity Lead Trust U/A June 9, 1998



                                                                  Page 38 of 44
SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date: October 19, 1998

                                                       ------------------------------------------------
                                                       Peter Karmanos, Jr., Individually and as Trustee
                                                       of the Peter Karmanos, Jr., Revocable Living
                                                       Trust U/A/D June 17, 1975


                                                       PETER KARMANOS, JR.
                                                       STOCK LIMITED PARTNERSHIP


                                                       By:
                                                          ---------------------------------------------
                                                              Peter Karmanos, Jr., a General
                                                              Partner


                                                       ------------------------------------------------
                                                       Debra Glendening Karmanos


                                                       /s/ THOMAS THEWES
                                                       --------------------------------------------------
                                                       Thomas Thewes, Individually and as Trustee of
                                                       the Thomas Thewes Revocable Living Trust
                                                       U/A/D August 8, 1974


                                                       /s/ JAMES E. MULVOY
                                                       --------------------------------------------------
                                                       James E. Mulvoy, Trustee of the T. Thewes
                                                       1995 Trust U/A March 29, 1995


                                                       /s/ JAMES E. MULVOY
                                                       --------------------------------------------------
                                                       James E. Mulvoy, Trustee of the Thewes
                                                       Charitable Lead Annuity Trust U/A/D April 2, 1997


                                                       /s/ JAMES E. MULVOY
                                                       --------------------------------------------------
                                                       James E. Mulvoy, Trustee of the Thomas Thewes
                                                       Charitable Annuity Lead Trust U/A June 9, 1998


SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:  October 19, 1998
                                                       /s/ WALTER JAMES PROWSE, III
                                                       ------------------------------------------------------
                                                       Walter James Prowse III, Individually and as
                                                       Trustee of the Walter James Prowse III Revocable
                                                       Living Trust U/T/D December 10, 1985

                                                       ------------------------------------------------------
                                                       Michael J. Lobsinger, Individually and as Trustee
                                                       of the Michael J. Lobsinger Revocable Living Trust
                                                       U/T/D April 24, 1986


                                                       /s/ JOSEPH A. NATHAN
                                                       ------------------------------------------------------
                                                       Joseph A. Nathan



                                                       ------------------------------------------------------
                                                       Comerica Bank-Detroit, Trustee of the Allen B. Cutting
                                                       Living Trust U/A/D August 3, 1978


                                                       ------------------------------------------------------
                                                       Joan L. Cutting, Trustee of the Allen B. Cutting
                                                       Living Trust U/A/D August 3, 1978



                                                       Joan L. Cutting, Trust


                                                       By:
                                                           --------------------------------------------------
                                                           Its:  Trustee



                                                       ALLEN B. CUTTING FOUNDATION

                                                       By:
                                                           --------------------------------------------------
                                                       William Vanover, Registered Agent


SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:  October 19, 1998

                                                       ------------------------------------------------------
                                                       Walter James Prowse III, Individually and as
                                                       Trustee of the Walter James Prowse III Revocable
                                                       Living Trust U/T/D December 10, 1985


                                                       MICHAEL J. LOBSINGER
                                                       ------------------------------------------------------
                                                       Michael J. Lobsinger, Individually and as Trustee of the
                                                       Michael J. Lobsinger Revocable Living Trust U/T/D April
                                                       24, 1986


                                                       ------------------------------------------------------
                                                       Joseph A. Nathan


                                                       ------------------------------------------------------
                                                       Comerica Bank-Detroit, Trustee of the Allen B. Cutting
                                                       Living Trust U/A/D August 3, 1978


                                                       ------------------------------------------------------
                                                       Joan L. Cutting, Trustee of the Allen B. Cutting
                                                       Living Trust U/A/D August 3, 1978



                                                       Joan L. Cutting, Trust


                                                       By:
                                                           --------------------------------------------------
                                                           Its:  Trustee


                                                       ALLEN B. CUTTING FOUNDATION


                                                       By:
                                                          ---------------------------------------------------
                                                          William Vanover, Registered Agent

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  October 19, 1998

                                                       ------------------------------------------------------
                                                       Walter James Prowse III, Individually and as
                                                       Trustee of the Walter James Prowse III Revocable
                                                       Living Trust U/T/D December 10, 1985


                                                       ------------------------------------------------------
                                                       Michael J. Lobsinger, Individually and as Trustee
                                                       of the Michael J. Lobsinger Revocable Living
                                                       Trust U/T/D April 24, 1986


                                                       ------------------------------------------------------
                                                       Joseph A. Nathan


                                                       /s/ DOUGLAS BAJOR
                                                       ------------------------------------------------------
                                                       Comerica Bank-Detroit, Trustee of the Allen B. Cutting
                                                       Living Trust U/A/D August 3, 1978


                                                       /s/ JOAN L. CUTTING
                                                       ------------------------------------------------------
                                                       Joan L. Cutting, Trustee of the Allen B. Cutting Living
                                                       Trust U/A/D August 3, 1978


                                                       Joan L. Cutting, Trust

                                                       By: /s/ JOAN L. CUTTING
                                                          ---------------------------------------------------
                                                           Its:  Trustee

                                                       ALLEN B. CUTTING FOUNDATION

                                                       By: /s/ WILLIAM VANOVER
                                                          ---------------------------------------------------
                                                       William Vanover, Registered Agent


SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:  October 19, 1998

                                                       LONG FAMILY TRUST

                                                       By: /s/ WILLIAM D. LONG
                                                          --------------------------------------------------
                                                          Its:  Trustee

                                                       LONG FAMILY CHARITABLE REMAINDER
                                                       UNITRUST

                                                       By: /s/ WILLIAM D. LONG
                                                           --------------------------------------------------


                                                       WILLIAM D. AND KAY K. LONG
                                                       CHARITABLE REMAINDER UNITRUST

                                                       By: /s/ WILLIAM D. LONG
                                                           --------------------------------------------------
                                                           Its:  Trustee



                                                       ------------------------------------------------------


                                                       ------------------------------------------------------
                                                       Edward F. Harris and Sandra E. Harris, or their
                                                       successors, as Trustees under the Edward F. Harris and
                                                       Sandra E. Harris Trust Agreement dated June 19, 1991

                                                       HARRIS FAMILY CHARITABLE REMAINDER UNITRUST

                                                       By:
                                                           --------------------------------------------------
                                                           Its:  Trustee


SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  October 19, 1998
                                                       LONG FAMILY TRUST

                                                       By:
                                                           -------------------------------------------------
                                                        Its:  Trustee

                                                       LONG FAMILY CHARITABLE REMAINDER
                                                       UNITRUST


                                                       By:
                                                          ---------------------------------------------------
                                                        Its:  Trustee

                                                       WILLIAM D. AND KAY K. LONG
                                                       CHARITABLE REMAINDER UNITRUST

                                                       By:
                                                          ---------------------------------------------------
                                                        Its:  Trustee



                                                       ------------------------------------------------------

                                                       /s/ EDWARD F. HARRIS AND SANDRA E. HARRIS
                                                       ------------------------------------------------------
                                                       Edward F. Harris and Sandra E. Harris, or their
                                                       successors, as Trustees under the Edward F. Harris and
                                                       Sandra E. Harris Trust Agreement dated June 19, 1991

                                                       HARRIS FAMILY CHARITABLE
                                                       REMAINDER UNITRUST

                                                       By: /s/ EDWARD F. HARRIS
                                                          ---------------------------------------------------
                                                        Its:  Trustee


SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:  October 19, 1998


                                                       GENERAL ATLANTIC PARTNERS II, L.P.
                                                           General Atlantic Partners, LLC
                                                           Its: General Partner




                                                       By: /s/ THOMAS J. MURPHY
                                                           --------------------------------------------------
                                                            Its:  Attorney in Fact


                                                       GENERAL ATLANTIC PARTNERS, LLC


                                                       By: /s/ THOMAS J. MURPHY
                                                           --------------------------------------------------



                              Index to Exhibits


         Exhibit A - Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company and certain of its shareholders.*

         Exhibit B - Letter Agreement, dated October 22, 1992, among the Company, Peter Karmanos, Jr., Thomas Thewes, General Atlantic Partners II, L.P. and GAP - Compuware Partners, L. P.*

         Exhibit C - Compuware Corporation Voting Agreement, dated July 1, 1997, among Compuware Corporation, Peter Karmanos, Jr. and Debra Glendening Karmanos.**

         Exhibit D - Compuware Corporation Voting Agreement, dated June 9, 1998, among Compuware Corporation, Peter Karmanos, Jr. and Thomas Thewes.


*  Previously filed with the group's Schedule 13D dated December 31, 1992.

** Previously filed with the group's Schedule 13D dated September 30, 1997.